Exhibit 8

Subsidiaries

Name of Subsidiary	Country of Incorporation

Telematics Wireless Ltd.	Israel
Ituran Cellular Communication Ltd.	Israel
Hotas Holding Ltd.	Israel
Ituran USA Inc.	USA
Ituran NY Corporation	USA
Ituran Beheer B.V.	The Netherlands
Ituran Florida Corporation	USA
Ituran License Corp.	USA
Ituran de Argentina S.A.	Argentina
Ituran Sistemas de Monitoramento Ltda.	Brazil
Teleran Holding Ltda.	Brazil